

**Second Quarter Report**
**June 30, 2009**

**SUPPL**

# 2009 SECOND QUARTER REPORT

## TO OUR SHAREHOLDERS

Imperial's comparative financial results for the three and six months ended June 30, 2009 and June 30, 2008 are summarized below and discussed in detail in the Management's Discussion and Analysis.

| | Three Months Ended June 30 | | Six Months Ended June 30 | |
|---|---|---|---|---|
| *(unaudited) in thousands except per share amounts* | 2009 | 2008 | 2009 | 2008 |
| Revenues | $48,897 | $124,911 | $83,795 | $181,508 |
| Operating Income | $856 | $62,257 | $3,449 | $85,335 |
| Net (Loss) Income | $(6,562) | $44,236 | $(13,900) | $45,901 |
| Net (Loss) Income Per Share | $(0.20) | $1.35 | $(0.43) | $1.40 |
| Adjusted Net Income [1] | $2,575 | $42,571 | $13,856 | $54,617 |
| Adjusted Net Income Per Share [1] | $0.09 | $1.30 | $0.43 | $1.67 |
| Cash Flow [1] | $15,484 | $66,124 | $20,171 | $85,653 |
| Cash Flow Per Share [1] | $0.48 | $2.02 | $0.62 | $2.62 |

Revenues were $48.9 million in the June 2009 quarter compared to $124.9 million in the 2008 quarter.

Concentrate inventory levels were substantially higher than normal at June 30 with each mine having a concentrate shipment of about 10,000 tonnes at port and ready for shipment at quarter end. As a result, both Mount Polley and Huckleberry had concentrate shipments in July. Variations in quarterly revenue attributed to the timing of concentrate shipments can be expected in the normal course of business.

Operating income for the three months ended June 2009 decreased to $0.9 million from $62.3 million in the June 2008 quarter.

Net loss was $6.6 million in the June 2009 quarter compared to net income of $44.2 million in the 2008 quarter. Adjusted net income in the quarter was $2.6 million or $0.09 per share, versus $42.6 million or $1.30 per share in the June 2008 quarter. Adjusted net income is calculated by removing the unrealized gains and losses, net of related income taxes, resulting from mark to market revaluation of copper hedging and removing the unrealized share based compensation expense, net of taxes. Adjusted net income is not a term recognized under generally accepted accounting principles however it does show the current period financial results excluding the effect of items not settling in the current period.

The Company realized gains on derivative instruments of $4.7 million in the quarter compared to a realized loss of $2.1 million in the 2008 quarter. The increase in copper prices since December 31, 2008 resulted in unrealized losses of $13.9 million in the June quarter compared to unrealized gains of $1.7 million in the June 2008 quarter. In total the Company recorded losses on derivative instruments of $9.2 million in 2009 versus $0.4 million in 2008.

---

[1] Adjusted Net Income, Adjusted Net Income Per Share, Cash Flow and Cash Flow Per Share are measures used by the Company to evaluate its performance; however, they are not terms recognized under generally accepted accounting principles. Adjusted Net Income is defined as net income adjusted for certain items of a non-operational nature that pertain to future periods as described in further detail in the Management's Discussion and Analysis under the heading Adjusted Net Income. Cash Flow is defined as cash flow from operations before net change in working capital balances. Adjusted Net Income and Cash Flow Per Share are the same measures divided by the weighted average number of common shares outstanding during the period.

*The Company believes these measures are useful to investors because they are included in the measures that are used by management in assessing the financial performance of the Company.*



**Discover Develop Operate**

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Cash flow decreased to $15.5 million in the June 2009 quarter compared to $66.1 million in the 2008 quarter. The $50.6 million decrease is primarily the result of reduced operating margins at Mount Polley and Huckleberry, and large period end concentrate inventory.

Capital expenditures decreased to $6.0 million from $13.7 million in the comparative 2008 quarter. Expenditures in the June 2009 quarter were financed from cash flow from the Mount Polley and Huckleberry mines. At June 30, 2009 the Company had $14.7 million in cash, cash equivalents and short term investments.

During the June 2009 quarter the Company made no purchases under the Normal Course Issuer Bid.

### Mount Polley Mine

| Production | Six Months Ended June 30 | |
|---|---|---|
| *(unaudited)* | 2009 | 2008 |
| Ore milled (tonnes) | 3,456,269 | 3,268,958 |
| Ore milled per calendar day (tonnes) | 19,095 | 17,961 |
| Grade % - Copper | 0.393 | 0.552 |
| Grade g/t - Gold | 0.309 | 0.308 |
| Recovery % – Copper | 57.19 | 78.36 |
| Recovery % – Gold | 66.04 | 71.53 |
| Copper produced (lbs) | 17,135,481 | 31,185,087 |
| Gold produced (oz) | 22,667 | 23,171 |
| Silver produced (oz) | 114,511 | 262,257 |

Mill throughput and copper head grade averaged 20,706 tonnes per day, up 15% from the first quarter throughput of 17,467 tonnes per day. Copper production was up 30% to 9.7 million pounds, as a result of the additional throughput and increased recovery, 59% compared to 55% in the first quarter. Gold production also increased from 9,937 troy ounces in the first quarter to 12,728 troy ounces. The majority of ore delivered to the mill was from the Springer pit. The remaining ore was delivered from the Wight and Southeast pits to blend with the oxidized Springer ore.

Clearing work has begun at the Pond zone pit which contains approximately 1.37 million tonnes grading 0.476% copper, 0.27 g/t gold and 6.89 g/t silver. We expect to begin receiving ore from this pit in 2009. Good copper recovery is expected as this ore is not oxidized.

Exploration expenditures at Mount Polley were $1.4 million in the June 2009 quarter compared to $1.0 million in the June 2008 quarter. The 2009 drill program has focused on the Boundary zone. Highlights include drill hole ND09-79 which intersected 157.0 metres grading 1.73% copper, 1.11 g/t gold and 10.53 g/t silver starting at 158.1 metres below surface. This area is being explored for underground mineable mineralization that is too deep to be captured in the current open pit design. A 500 metre long underground ramp, to provide access from the Wight pit to the Boundary·zone, has been designed and submitted for approval. The ramp will be used to conduct further exploration and to provide access for potential underground mining of this zone.

Exploration has also been conducted in the Springer and other zones on the property, as well as the Pond zone where the objective is to delineate high grade mineralization below the designed open pit which may be amenable to underground mining. Drill hole PZ09-35 returned 71.3 metres grading 0.57% copper, 0.22 g/t gold and 6.81 g/t silver but more notably included a 4.4 metre section of 4.20% copper, 1.03 g/t gold and 52.31 g/t silver. Drill hole PZ09-43 also proved fruitful with an intercept of 9.3 metres grading 6.40% copper, 0.89 g/t gold and 67.68 g/t silver. The 2009 drill program at the Pond zone will explore the portion of skarn mineralization that carries the highest grades discovered to date.

The Mount Polley open pit copper/gold mine, located 56 kilometres northeast of Williams Lake, British Columbia, is wholly owned by Imperial.

**Discover Develop Operate**


## Huckleberry Mine

| Production | Six Months Ended June 30 | |
| --- | --- | --- |
| (100% - Imperial owns 50%) *(unaudited)* | 2009 | 2008 |
| Ore milled (tonnes) | 3,007,400 | 2,901,749 |
| Ore milled per calendar day (tonnes) | 16,616 | 15,944 |
| Grade (%) – Copper | 0.359 | 0.303 |
| Grade (%) – Molybdenum | 0.006 | 0.007 |
| Recovery (%) – Copper | 90.8 | 88.6 |
| Recovery (%) – Molybdenum | * | 23.9 |
| Copper produced (lbs) | 21,622,000 | 17,191,001 |
| Gold produced (oz) | 1,667 | 1,456 |
| Silver produced (oz) | 127,785 | 113,145 |
| Molybdenum produced (lbs) | 10,227 | 102,123 |

*\* molybdenum circuit was only run for a few days during period due to low grades and prices*

Copper production increased during the first six months compared to the same 2008 period. Throughput, grade and recovery all improved. Molybdenum was produced only for a few days when higher grades were intersected in the pit.

In the second quarter Huckleberry approved an extension of the mine plan, which includes the Saddle zone resource, and will provide for mill feed to extend milling operations to the end of 2011. Annual estimated copper production will be about 40 million pounds per year. The Saddle zone resource, located between the Main Zone pit and the Main Zone Extension pit, has a high potential to provide additional extensions to the mine life depending on the copper price.

Imperial owns 50% of the Huckleberry open pit copper/molybdenum mine located 123 kilometres southwest of Houston, British Columbia.

### Red Chris

Exploration at the Red Chris property was restarted during the second quarter. The current planned program includes an expanded and deep penetrating geophysical program, shallow reconnaissance drilling to map the till covered plateau area, and the restart of a deep diamond drill program to further explore the depth potential of the Red Chris deposit.

The Red Chris copper/gold property is located 80 kilometres south of Dease Lake in northwest British Columbia.

### Sterling

A program of diamond drilling from underground workings was begun in the second quarter. The program is ongoing, with 27 holes totaling 8,435 feet drilled to date. Underground diamond drilling has targeted the 144 zone to the north, west and south, and mineralization in the latite dike that divides the 144 zone from its east extension.

The wholly owned Sterling gold property is located 185 kilometres northwest of Las Vegas, Nevada.

**Discover Develop Operate**



**Outlook**

With the copper price climbing, and the production at Mount Polley increasing during the current quarter, we increased the pace of exploration at Red Chris and Sterling. We are excited about the potential of Mount Polley's Boundary zone to provide higher grade material to supplement the lower grade Springer ores, and to begin an underground access ramp this year.

Recently we have taken advantage of the higher copper prices to hedge a portion of Mount Polley copper to September 2010, establishing a floor price of US$2.20 per pound of copper for about 40% of our expected production.

As always, we look to grow our Company. Subsequent to the quarter end we announced a proposed business combination with Selkirk Metals Corp. Selkirk will bring several British Columbia mineral properties to the combined company including the Ruddock Creek lead/zinc property and the Catface copper property. These and several other properties will add to Imperial's large resource base in British Columbia, and we are keen to utilize our experience and proven mine development skills to advance these properties.

Brian Kynoch
President

## MANAGEMENT'S DISCUSSION & ANALYSIS

### Forward Looking Statements

This Management's Discussion and Analysis is a review of the Company's operations, financial position and plans for the future based on facts and circumstances as of August 12, 2009. Except for statements of fact relating to the Company, certain information contained herein constitutes forward looking statements. Forward looking statements are based on the opinions, plans and estimates of management at the date the statements are made and are subject to a variety of risks, uncertainties and other factors that could cause the actual results to differ materially from those projected by such statements. The primary risk factors affecting the Company are discussed further under the heading "Risk Factors" in the Management's Discussion and Analysis for the year ended December 31, 2008. The Company undertakes no obligation to update forward looking statements if circumstances or management's estimates, plans or opinions should change. The reader is cautioned not to place undue reliance on forward looking statements.

### Overview

Revenues were $48.9 million in the three months ending June 30, 2009 compared to $124.9 million in comparative 2008 period. The decrease is the result of lower sales volumes on lower copper prices. The London Metals Exchange cash settlement copper price per pound averaged US$2.12 in the 2009 period compared to US$3.83 in the 2008 period or about 45% lower. The average US Dollar/CDN Dollar exchange rate over the same period was about 16% higher in 2009 compared to 2008. In CDN Dollar terms the average copper price in the 2009 period was 36% lower than the 2008 period average copper price.

Revenue in the second quarter of 2009 included positive revenue revaluations of $6.1 million compared to positive revenue revaluations of $0.2 million in the June 30, 2008 period. The revaluation of accounts receivable include the revenue changes resulting from shipments settling in the current quarter that were recorded as sales in prior quarters and for shipments sold in the current quarter that will settle in future quarters. Positive revenue revaluations are the result of the copper price on the settlement date and/or at the current period balance sheet date being higher than when the revenue was initially recorded or the copper price at the last balance sheet date.

Operating income decreased to $0.9 million from $62.3 million in 2008 as result of lower contribution margins from mine operations and a higher foreign exchange loss in the current period.

Net loss for the three months ended June 30, 2009 was $6.6 million ($0.20 per share) compared to a net income of $44.2 million ($1.35 per share) in the comparative 2008 period.

Adjusted net income in the three months ended June 30, 2009 was $2.8 million ($0.9 per share) compared to $42.6 million ($1.30 per share) in the June 30, 2008 period. Adjusted net income is calculated by removing the gains or losses, net of related income taxes, resulting from mark to market revaluation of copper and foreign exchange hedging not related to the current period, removing the unrealized share based compensation expense, net of taxes, as further detailed on the following table.


| Calculation of Adjusted Net Income | Three Months Ended June 30 | | Six Months Ended June 30 | |
|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 |
| *[expressed in thousands of dollars, except share amounts]* | | | | |
| Net (loss) income as reported | $(6,562) | $44,236 | $(13,900) | $45,901 |
| Unrealized loss on derivative instruments, net of tax (a) | 9,319 | (1,175) | 27,756 | 10,954 |
| Unrealized share based compensation recovery, net of tax (b) | - | (490) | - | (2,238) |
| Adjusted Net Income (c) | $2,575 | $42,571 | $13,856 | $54,617 |
| Adjusted Net Income Per Share (c) | $0.09 | $1.30 | $0.43 | $1.67 |

(a) Derivative financial instruments are recorded at fair value on the balance sheet, with changes in the fair value, net of taxes, flowing through net income. The amounts ultimately realized may be materially different than reflected in the financial statements due to changes in prices of the underlying copper and foreign exchange hedged.

(b) Effective with the June 30, 2007 quarter, the Company's employee stock option plan provides for a cash payment option. Accordingly, the intrinsic value of the outstanding vested options is recorded as a liability on the Company's balance sheet and periodic changes in the intrinsic value, net of taxes, flow through net income.

(c) Adjusted net income and adjusted net income per share are not terms recognized under generally accepted accounting principles however it does show the current year's financial results excluding the effect of items not settling in the current year. The Company believes these measures are useful to investors because they are included in the measures that are used by management in assessing the financial performance of the Company.

Cash flow decreased to $15.5 million in the three months ended June 30, 2009 from $66.1 million in the comparative 2008 period. The $50.6 million decrease is primarily the result of reduced operating margins at Mount Polley and Huckleberry, and higher than normal inventory of copper concentrate at quarter end. Cash flow is a measure used by the Company to evaluate its performance, however, it is not a term recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before the net change in non-cash working capital balances. The Company believes cash flow is useful to investors and it is one of the measures used by management to assess the financial performance of the Company.

Capital expenditures in the June 2009 period were $6.0 million, down from $13.7 million in the June 2008 period as the Company reduced capital expenditures to fall in line with reduced cash generated from operations.

In both periods expenditures were financed by cash flow from the Mount Polley and Huckleberry mines. At June 30, 2009 the Company had $14.7 million (December 31, 2008-$41.4 million) in cash and cash equivalents and short term investments. The reduction in cash was largely the result of payments on negative final settlements in the first quarter of 2009 which totaled $28.7 million.

**Derivative Instruments**

The Company has not hedged gold or silver, only copper and the CDN/US Dollar exchange rate. During the June 30, 2009 period the Company recorded $9.2 million in losses on derivative instruments compared to losses of $0.4 million in the comparative 2008 period. These gains and losses result from the mark to market valuation of the derivative instruments based on changes in the price of copper and the CDN/US Dollar exchange rate. The increase in the price of copper in the June 2009 quarter from the low prices at December 31, 2008 resulted in unrealized losses being recorded by the Company. These unrealized losses reversed part of the large unrealized gains recorded by the Company in the December 2008 quarter when the price of copper fell sharply. The Company does not use hedge accounting therefore accounting rules require that derivative instruments be recorded at fair value on each balance sheet date, with the adjustment resulting from the revaluation being charged to the statement of income as a gain or loss.

**Discover Develop Operate**

The Company utilizes a variety of instruments for hedging including the purchase of puts, forward sales and the use of min/max zero cost collars. Imperial's income or loss from derivative instruments may be very volatile from period to period as a result of changes in the copper price and exchange rates compared to the copper price and exchange rate at the time when these contracts were entered into and the type and length of time to maturity of the contracts.

Hedges for Huckleberry include puts extending out to the second quarter of 2011. In conjunction with the extension of the Huckleberry mine life announced in the June 2009 Huckleberry entered into hedges to cover a large portion of the anticipated production from the extended mine life. These hedges were a combination of puts, forwards and calls on copper and a forward sales contract on the CDN/US Dollar exchange rate.

At June 30, 2009 the Company has unrealized income of $11.8 million on its derivative instruments. This represents an increase in fair value of the derivative instruments from the dates of purchase to June 30, 2009 due to the decline in the price of copper from date of purchase. Refer to Note 8 to the unaudited consolidated financial statements for the three ended June 30, 2009 for further details.

The Company has granted security to certain hedge counterparties to cover potential losses in excess of the credit facilities granted by the counterparties. At June 30, 2009 the Company had $1.2 million on deposit with counterparties.

**Share Based Compensation Expense**

During the June 2007 quarter the shareholders of the Company approved an amendment to the Company's stock option plans (the "Plan") that provides option holders the right to receive common shares or a direct cash payment in exchange for options exercised. The amendment to the Plan balances the need for a long term compensation program to retain employees and the concerns of shareholders regarding the dilution caused by the exercise of stock options. As a result of the change to the Plan, generally accepted accounting principles result in a liability and related expense being recorded for the intrinsic value of the stock options. Additionally, payments made to option holders by the Company are deductible for income tax purposes. The liability associated with the Company's stock options are revalued quarterly to reflect changes in the market price of the Company's common shares and the vesting of additional stock options. The net change is recognized in net income for the period. None of the options outstanding at June 30, 2009 or December 31, 2008 were in-the-money and therefore the Company had no share based compensation liability on those dates. The Company had no share based compensation expense for the three months ended June 30, 2009 compared to a $0.6 million recovery in the June 30, 2008 period.

**Developments During the June 2009 quarter**

General

Copper prices were significantly lower in the June 2009 quarter than in the June 2008 quarter, averaging about US$2.12/lb compared to US$3.83/lb in 2008 or about 45% lower. The US Dollar continued to decline against the CDN Dollar during the three months ending June 30, 2009 ending the period stronger against the CDN Dollar. Factoring in the increase in the exchange rate the price of copper averaged CDN$2.48/lb in the June 2009 quarter, about 36% less than the average of CDN$3.87/lb in the June 2008 quarter. Since December 2008 the monthly average copper price increased every month during 2009 rising about 63% from the December 2008 monthly average.

The increases during the last few years in certain costs resulting from changes in market conditions for such items as labour, fuel and other consumables, impacted the profitability of Mount Polley, Huckleberry and of resource projects generally. Changes in economic conditions in the latter part of 2008 have reversed this trend with some items such as fuel, falling significantly in the last year. These cost reductions have offset a portion of the decline in copper price.

 
Mount Polley

Mill throughput and copper head grade averaged 20,706 tonnes per day, up 15% from the first quarter throughput of 17,467 tonnes per day. Copper production was up 30% to 9.7 million pounds, as a result of the additional throughput and increased recovery, 59% compared to 55% in the first quarter. Gold production also increased from 9,937 troy ounces in the first quarter to 12,728 troy ounces. The majority of ore delivered to the mill was from the Springer pit. The remaining ore was delivered from the Wight and Southeast pits to blend with the oxidized Springer ore.

Clearing work has begun at the Pond zone pit which contains approximately 1.37 million tonnes grading 0.476% copper, 0.27 g/t gold and 6.89 g/t silver. We expect to begin receiving ore from this pit in 2009. Good copper recovery is expected as this ore is not oxidized.

Exploration expenditures at Mount Polley were $1.4 million in the June 2009 quarter compared to $1.0 million in the June 2008 quarter.

In April 2009 Imperial entered into an option agreement with Valley High Ventures Ltd. to acquire a 100% interest in a portion of a claim adjacent to the Company's Boundary zone on the Mount Polley property. Imperial may exercise the option by making a total of $300,000 in cash payments on or before January 1, 2010. The optioned property will be subject to a two stage royalty for each tonne milled at the Mount Polley mine concentrator. The stage I royalty is $2.50 per tonne for the first 400,000 tonnes milled. The stage II royalty is $1.25 per tonne for all tonnes milled in excess of 400,000 tonnes. The stage II royalty can be reduced to $0.62 per tonne by Imperial making a payment of $1,000,000 to Valley High. The optioned property will facilitate an open pit design for the near surface mineralization discovered in the Boundary zone.

The 2009 drill program at Mount Polley has focused on the Boundary zone. Highlights include drill hole ND09-79 which intersected 157.0 metres grading 1.73% copper, 1.11 g/t gold and 10.53 g/t silver starting at 158.1 metres below surface. This area is being explored for underground mineable mineralization that is too deep to be captured in the current open pit design. A 500 metre long underground ramp, to provide access from the Wight pit to the Boundary zone, has been designed and submitted for approval. The ramp will be used to conduct further exploration and to provide access for potential underground mining of this zone.

Exploration has also been conducted in the Springer and other zones on the property, as well as the Pond zone where the objective is to delineate high grade mineralization below the designed open pit which may be amenable to underground mining. Drill hole PZ09-35 returned 71.3 metres grading 0.57% copper, 0.22 g/t gold and 6.81 g/t silver but more notably included a 4.4 metre section of 4.20% copper, 1.03 g/t gold and 52.31 g/t silver. Drill hole PZ09-43 also proved fruitful with an intercept of 9.3 metres grading 6.40% copper, 0.89 g/t gold and 67.68 g/t silver. The 2009 drill program at the Pond zone will explore the portion of skarn mineralization that carries the highest grades discovered to date.

Huckleberry

The financial results of Huckleberry continue to have a significant impact on Imperial's results. Imperial's share of Huckleberry's losses was $4.7 million in the June 2009 quarter compared to income of $1.4 million in June 2008 quarter. Huckleberry's net losses increased due to lower operating margins and higher losses on derivative instruments. Huckleberry also had a shipment of about 10,000 tonnes at port and ready for shipment at quarter end. Note 4 to the unaudited consolidated financial statements of the Company for the three months ended June 30, 2009 discloses information on the impact of Huckleberry operations on the financial position and results of operations of Imperial.

Copper production increased during the first six months compared to the same 2008 period. Throughput, grade and recovery all improved. Molybdenum was produced only for a few days when higher grades were intersected in the pit.

**Discover Develop Operate**

 
In the second quarter Huckleberry approved an extension of the mine plan, which includes the Saddle zone resource, and will provide for mill feed to extend milling operations to the end of 2011. Annual estimated copper production will be about 40 million pounds per year. The Saddle zone resource, located between the Main Zone pit and the Main Zone Extension pit, has a high potential to provide additional extensions to the mine life depending on the copper price.

Red Chris

Exploration at the Red Chris property was restarted during the second quarter. The current planned program includes an expanded and deep penetrating geophysical program, shallow reconnaissance drilling to map the till covered plateau area, and the restart of a deep diamond drill program to further explore the depth potential of the Red Chris deposit.

Sterling

A program of diamond drilling from underground workings was begun in the second quarter. The program is ongoing, with 27 holes totaling 8,435 feet drilled to date. Underground diamond drilling has targeted the 144 zone to the north, west and south, and mineralization in the latite dike that divides the 144 zone from its east extension.

**Critical Accounting Policies and Estimates**

The critical accounting policies adopted by the Company and used in preparation of its consolidated financial statements have not changed form those described in the Management's Discussion and Analysis for the year ended December 31, 2008.

**Recent Canadian Accounting Pronouncements**

Several new accounting standards will be applicable to the Company commencing January 1, 2009 with most focused on providing additional disclosure on various items.

(a) In February 2008, the Canadian Institute of Chartered Accountants ("CICA") issued Section 3064 – Goodwill and Intangible Assets, which replaces Section 3062 – Goodwill and Other Intangible assets and Section 3450 – Research and Development Costs. The new standard establishes the recognition, measurement, presentation and disclosure of goodwill subsequent to initial recognition and of intangible assets by profit-oriented enterprises. The Company adopted Section 3064 effective January 1, 2009. The adoption of this new standard did not have a material impact on the Company's financial condition or operating results.

(b) In February 2008, the Canadian Accounting Standards Board confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards ("IFRS") for financial periods beginning on and after January 1, 2011. Accordingly, the Company will be required to present its financial statements in accordance with IFRS for its fiscal year beginning January 1, 2011, including 2010 IFRS compliant comparative financial results. The Company will prepare IFRS financial statements effective January 1, 2010.

IFRS employs a conceptual framework that is similar to Canadian GAAP, however, significant differences exist in certain matters of recognition, measurement and disclosure. While adoption of IFRS will not change the actual cash flows of the Company, the adoption will result in changes to the reported financial position and results of operations of the Company.

In the second quarter of 2009, the Company completed its initial IFRS scoping and impact assessment analysis, the results of which were reported to the Audit Committee and Board of Directors, along with management's policy recommendations.

 
In the next quarter, the Company's IFRS team will design model financial statements compliant with IFRS to highlight the accounting policy choices and selective exemptions available to the Company under IFRS. This process will quantify the impact of IFRS on the various financial statement items effected by the adoption of IFRS.

In the final quarter of 2009, the Company will execute the required changes to information systems, business processes and staff training to implement the accounting policy choices made by the Audit Committee and Board of Directors.

(c) In January 2009, the CICA issued Section 1582 – Business Combinations, which replaces Section 1581 – Business Combinations, and Section 1601 – Consolidated Financial Statements and Section 1602 – Non-Controlling Interests, which replace Section 1600 -- Consolidated Financial Statements. These new sections are effective for years beginning on or after January 1, 2011 with earlier adoption permitted. Section 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. In addition, acquisition costs are not part of the consideration and are to be expensed when incurred. These new sections are not expected to have a material impact on the Company's financial condition or operating results.

(d) In January 2009 the CICA issued EIC-173 Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, which provides guidance on how to take into account an entity's own credit risk and that of the counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. The Company adopted this standard effective January 1, 2009. The adoption of this EIC did not have a material impact on the Company's financial condition or operating results.

**Discover Develop Operate**


## RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2009 COMPARED TO THE THREE MONTHS ENDED JUNE 30, 2008

This review of the results of operations should be read in conjunction with the unaudited consolidated financial statements of the Company for the three months ended June 30, 2009 and the audited consolidated financial statements for the year ended December 31, 2008.

**Financial Results**

Overview

Revenues decreased to $48.9 million for the three months ended June 30, 2009 from $124.9 million in the three months ended June 30, 2008 due to lower sales volumes and lower copper prices.

In the three months ended June 30, 2009 Imperial recorded a net loss of $6.6 million ($0.20 per share) compared to net income of $44.2 million ($1.35 per share) in the comparative period. The decrease in net income is due to the large decline in the price of copper which commenced in mid 2008 and lower shipment volumes.

The financial results of the Company are closely tied to the profitability of the Mount Polley and Huckleberry mines. The Mount Polley mine contributed $2.1 million to Imperial's operating income in the June 2009 period compared to $60.5 million in the 2008 period. Imperial's share of Huckleberry contributed $4.2 million in the June 2009 period to operating income versus $3.3 million in the comparative 2008 period.

Imperial recorded a total of $9.2 million in realized and unrealized losses on derivative instruments in the June 2009 period compared to a total of $0.4 million in the June 2008 period. These derivative instruments were put in place to provide cash flow protection against declines in the price of copper. During the 2009 quarter the Company realized gains of $4.7 million on derivative instruments, however, due to increase in the price of copper from December 31, 2008, these gains were more than offset by unrealized losses from the reversal of the large unrealized gains on derivative instruments recorded in the December 31, 2008 quarter.

Mineral Production and Transportation Costs

Mineral production and transportation costs were $36.4 million in the June 2009 period comprised of $25.7 million from Mount Polley and $10.7 million representing the Company's 50% share of Huckleberry. This compares to $51.6 million in 2008 period, comprised of $38.2 million from Mount Polley and $13.4 million from Huckleberry.

The impact of high oil and steel prices on operating costs has been reduced in the June 2009 period compared to the June 2008 period as these cost inputs have dropped.

Mineral Property Holding Costs

Mineral property holdings costs were steady in both periods at $0.2 million.

Depletion and Depreciation

Depletion and depreciation decreased to $6.2 million in the June 2009 period from $9.0 million in the 2008 period due to lower sales volumes in the current period.

 
General and Administration

General and administration expense decreased to $0.5 million in the June 2009 period from $0.8 million in 2008 period due to the absence of staff bonus accruals in the 2009 period.

Share Based Compensation

There was no share based compensation expense in the June 2009 period compared to a $0.6 million recovery in the June 2008 period. The large decline in the Company's share price in the latter part of 2008 resulted in the elimination of the share based expense obligations at December 31, 2008 as all options were no longer in-the-money at that date and through to June 30, 2009. See heading Share Based Compensation Expense for further details.

Interest Expense on Long Term Debt

Interest expense on long term debt decreased to $0.2 million in the June 2009 period from $0.3 million in June 2008 period due to a lower level of debt in 2009.

Other Interest Expense

Other interest expense decreased to under $0.1 million in the June 2009 period compared to $0.4 million in June 2008 period. The 2008 period included interest on a short term loan facility and higher short term borrowing on concentrate advances.

Interest Accretion on Long Term Debt

Interest accretion was steady at $0.3 million in both periods.

Foreign Exchange Gain

The average CDN/US Dollar exchange rate of 1.167 in the June 2009 period was significantly higher than the June 2008 period average of 1.010. During the June 2009 quarter the CDN/US Dollar exchange rate was on an decreasing trend going from 1.260 to 1.163 resulting in a $3.9 million foreign exchange loss being recorded in the June 2009 period. A loss of $0.3 million in the June 2008 period was recorded as the exchange rate also increased but at a slower rate. These gains and losses are attributable to holding US Dollar denominated cash, accounts receivable and derivative instruments, partially offset by gains on short term debt. These net US Dollar asset balances are the result of the operations at the Mount Polley and Huckleberry mines.

Losses on Derivative Instruments

During the three months ended June 30, 2009 the Company entered into additional hedge contracts for the sale of copper and US Dollars to protect the Company's cash flow against a decline in the price of copper and US Dollar. None of the Company's contracts qualify for hedge accounting and therefore the Company must mark to market the unrealized gains and losses on all its contracts. Changes in valuation of this hedge position and the hedge position carrying over from prior quarters resulted in a loss of $9.2 million during the three months ended June 30, 2009 compared to a loss of $0.4 million in the June 2008 period. The unrealized net gains on the hedge contracts outstanding at June 30, 2009 totaled $11.8 million. The ultimate gain or loss on these contracts will be determined by the copper prices in the periods when these contracts settle.

**Discover  Develop  Operate**

 
Recovery of Income and Mining Taxes

Recovery of income and mining taxes was $3.9 million in the June 2009 period compared to an expense of $17.3 million in the June 2008 period. Huckleberry became cash taxable in 2008 and Imperial become cash taxable in 2009 as a result of taxable income deferred from 2008, net of the utilization of loss carry forwards and other tax deductions. Refer to note 9 of unaudited consolidated financial statements of the Company for the three months ended June 30, 2009. A total of $0.2 million expense was recorded for mineral taxes payable to the Province of British Columbia in the June 2009 period compared to $1.3 million in the June 2008 period.

**Capital Risk Management**

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance. The Company's overall strategy remains unchanged from 2008.

The capital structure of the Company consists of short term debt, credit facilities, including credit facilities with counterparties related to derivative instruments, long term debt, convertible debt and equity attributable to common shareholders, comprised of share capital, contributed surplus, equity component of convertible debentures and retained earnings.

The Company is in compliance with the debt covenants related to its short term debt, credit facilities with counterparties, and long term debt.

**Liquidity & Capital Resources**

Credit Risk

The Company's credit risk is limited to cash and cash equivalents, short term investments, accounts receivable, future site reclamation deposits and derivative instruments in the ordinary course of business. The credit risk of cash and cash equivalents, short term investments and future site reclamation deposits is mitigated by placing funds in financial institutions with high credit quality.

The Company sells to a limited number of smelters and traders. These customers are large, well capitalized and diversified multinationals, and credit risk is considered to be minimal. The balance of trade receivables owed to the Company in the ordinary course of business is significant and the Company often utilizes short term debt facilities with customers to reduce the net credit exposure.

The Company enters into derivative instruments with a number of counterparties. The credit risks associated with these counterparties was previously thought to be minimal because of their strong capital base, diversity and multinational operations. However, the bankruptcy of one of the Company's counterparties, Lehman Brothers Commodity Services Inc. in the fourth quarter of 2008 demonstrated that counterparty risk increased at that time. Changes in Government regulations and intervention by Governments in the financial sector since that time have mitigated the risk to some extent.

 
Liquidity Risk

The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis and its planned capital expenditures. The Company ensures that in addition to cash and cash equivalents and short term investment balances there are sufficient committed credit facilities, including the advance payment facilities noted above, to provide the necessary cash to meet projected cash requirements. The Company's primary sources of credit are short term debt secured by concentrate inventory and a $1.0 million line of credit with a financial institution.

The Company also holds derivative instruments, its investment in Huckleberry, mineral property holdings and marketable securities. While these may be convertible to cash they are not considered when assessing the Company's liquidity as they are part of the risk management program of the Company, long term strategic holdings, or are only convertible to cash over a longer time horizon if realizable values exceed management's assessment of fair value, respectively. Therefore, as part of the Company's planning, budgeting and liquidity analysis process, these items are not relied upon to provide operational liquidity. The Company does not hold any asset backed commercial securities.

The Company's overall liquidity risk has not changed significantly from December 31, 2008. An increase in the price of copper from the levels at December 31, 2008, partially reduced by the decline in the US Dollar/CDN Dollar exchange rate, have reversed a portion of the decline in operating margins and cash flow recorded in the December 2008 quarter. Liquidity risk is also impacted by credit risk should a counterparty default on its payments to the Company.

Currency Risk

Financial instruments that impact the Company's net income and comprehensive income due to currency fluctuations include US dollar denominated cash and cash equivalents, short term investments, accounts receivable, derivative instrument assets and margin deposits, reclamation deposits, accounts payable, derivative instrument liabilities, and short term debt.

Cash Flow

The Company recorded a net loss of $6.6 million in the three months ended June 30, 2009 compared to net income of $44.2 million in the June 2008 period. Cash flow was $15.5 million in the June 2009 period compared to cash flow of $66.1 million in the comparative period. The $50.6 million decrease is primarily the result of reduced operating margins at Mount Polley and Huckleberry. Cash flow is a measure used by the Company to evaluate its performance, however, it is not a term recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before the net change in working capital balances.

Working Capital

At June 30, 2009 the Company had working capital, defined as current assets less current liabilities, of $36.4 million, an decrease of $17.8 million from working capital of $54.2 million at December 31, 2008. The June 30, 2009 working capital position reflects the unprofitable operations of the Company during the March and June 2009 quarters and the value of the Company's derivative instruments. Current liabilities at June 30, 2009 include $13.1 million for the debt component of convertible debentures that is due in March 2010.

**Discover Develop Operate**


Acquisition and Development of Mineral Properties

Acquisition and development of mineral properties totaled $6.0 million in the June 2009 period compared to $13.7 million in the comparative 2008 period.

Capital and development expenditures on Mount Polley, Huckleberry, Sterling and Red Chris were $3.5 million in the June 2009 period compared to $11.1 million in the June 2008 period. The June 2009 period expenditures at Mount Polley included $1.1 million for ongoing capital to maintain and extend productive capacity. The June 2009 period expenditures at Huckleberry were $1.9 million for a drill and ongoing capital projects. Capital expenditures in 2009 and 2008 were financed from cash flow from operations. Development expenditures at Red Chris totaled $0.1 million in the June 2009 period compared to $0.2 million in the June 2008 period.

Exploration expenditures were $2.5 million in the June 2009 period compared to $2.6 million in the June 2008 period. In the June 2009 quarter Mount Polley exploration drilling was $1.4 million, Red Chris drilling was $0.3 million and underground exploration work at Sterling was $0.6 million. In the June 2008 quarter Mount Polley exploration drilling was $1.0 million, Red Chris exploration trail and drilling was $1.0 million and underground exploration work at Sterling was $0.5 million.

 
## RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2009 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 2008

This review of the results of operations should be read in conjunction with the unaudited consolidated financial statements of the Company for the three months ended June 30, 2009 and the audited consolidated financial statements for the year ended December 31, 2008.

**Financial Results**

Overview

Revenues decreased to $83.8 million for the six months ended June 30, 2009 from $181.5 million in the six months ended June 30, 2008.

In the six months ended June 30, 2009 Imperial recorded a net loss of $13.9 million ($0.43 per share) compared to net income of $45.9 million ($1.40 per share) in the comparative period. The decrease in net income is due to the large decline in the price of copper which commenced in mid 2008 and lower shipment volumes.

The financial results of the Company are closely tied to the profitability of the Mount Polley and Huckleberry mines. The Mount Polley mine contributed $2.7 million to Imperial's operating income in the June 2009 period compared to $79.3 million in the 2008 period. Imperial's share of Huckleberry contributed $6.7 million in the June 2009 period to operating income versus $8.7 million in the comparative 2008 period.

Imperial recorded a total of $22.3 million in realized and unrealized losses on derivative instruments in the June 2009 period compared to a total of $22.2 million in the June 2008 period. These derivative instruments were put in place to provide cash flow protection against declines in the price of copper. During the 2009 period the Company realized gains of $4.7 million on derivative instruments, however, due to increase in the price of copper from December 31, 2008, these gains were more than offset by unrealized losses from the reversal of the large unrealized gains on derivative instruments recorded in the December 31, 2008 quarter.

Mineral Production and Transportation Costs

Mineral production and transportation costs were $63.3 million in the June 2009 period comprised of $43.4 million from Mount Polley and $19.9 million representing the Company's 50% share of Huckleberry. This compares to $79.9 million in 2008 period, comprised of $54.4 million from Mount Polley and $25.5 million from Huckleberry.

The impact of high oil and steel prices on operating costs has been reduced in the June 2009 period compared to the June 2008 period as these cost inputs have dropped.

Mineral Property Holding Costs

Mineral property holdings costs were steady in both periods at $0.5 million.

Depletion and Depreciation

Depletion and depreciation decreased to $10.8 million in the June 2009 period from $12.9 million in the 2008 period due to lower sales volumes in the current period.

 
General and Administration

General and administration expense decreased to $1.2 million in the June 2009 period from $1.5 million in 2008 period due to the absence of staff bonus accruals in the 2009 period.

Share Based Compensation

There was no share based compensation expense in the June 2009 period compared to a $2.6 million recovery in the June 2008 period. The large decline in the Company's share price in the latter part of 2008 resulted in the elimination of the share based expense obligations at December 31, 2008 as all options were no longer in-the-money at that date and through to June 30, 2009. See heading Share Based Compensation Expense for further details.

Interest Expense on Long Term Debt

Interest expense on long term debt decreased to $0.5 million in the June 2009 period from $0.6 million in June 2008 period due to a lower level of debt in 2009.

Other Interest Expense

Other interest expense decreased to under $0.1 million in the June 2009 period compared to $1.0 million in June 2008 period. The 2008 period included interest on a short term loan facility and higher short term borrowing on concentrate advances.

Interest Accretion on Long Term Debt

Interest accretion was similar at $0.6 million in the June 2009 period compared to the June 2008 period.

Financing Costs

Financing costs of $1.1 million in the June 2008 period were associated with a short term loan facility entered into in that period compared to $nil million in the June 2009 period when there was no such comparable item.

Foreign Exchange Gain

The average CDN/US Dollar exchange rate of 1.206 in the June 2009 period was significantly higher than the June 2008 period average of 1.007. During the June 2009 quarter the CDN/US Dollar exchange rate was on an decreasing trend going from 1.225 to 1.163 resulting in a $2.8 million foreign exchange gain being recorded in the June 2009 period. A loss of $0.1 million in the June 2008 period was recorded as the exchange rate also increased but at a slower rate. These gains and losses are attributable to holding US Dollar denominated cash, accounts receivable and derivative instruments, partially offset by gains on short term debt. These net US Dollar asset balances are the result of the operations at the Mount Polley and Huckleberry mines.


Losses on Derivative Instruments

During the six months ended June 30, 2009 the Company entered into additional hedge contracts for the sale of copper and US Dollars to protect the Company's cash flow against a decline in the price of copper and US Dollar. None of the Company's contracts qualify for hedge accounting and therefore the Company must mark to market the unrealized gains and losses on all its contracts. Changes in valuation of this hedge position and the hedge position carrying over from 2008 resulted in a loss of $21.4 million during the six months ended June 30, 2009 compared to a loss of $22.2 million in the June 2008 period. The unrealized net gains on the hedge contracts outstanding at June 30, 2009 totaled $11.8 million. The ultimate gain or loss on these contracts will be determined by the copper prices in the periods when these contracts settle.

Recovery of Income and Mining Taxes

A recovery of income and mining taxes of $3.9 million was recorded in the June 2009 period compared to an expense of $16.5 million in the June 2008 period. Huckleberry became cash taxable in 2008 and Imperial become cash taxable in 2009 as a result of taxable income deferred from 2008, net of utilization of loss carry forwards and other tax deductions. Refer to note 9 of unaudited consolidated financial statements of the Company for the three months ended June 30, 2009. A total of $0.4 million expense was recorded for mineral taxes payable to the Province of British Columbia in the June 2009 period compared to $1.7 million in the June 2008 period.

**Capital Risk Management**

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance. The Company's overall strategy remains unchanged from 2008.

The capital structure of the Company consists of short term debt, credit facilities, including credit facilities with counterparties related to derivative instruments, long term debt, convertible debt and equity attributable to common shareholders, comprised of share capital, contributed surplus, equity component of convertible debentures and retained earnings.

The Company is in compliance with the debt covenants related to its short term debt, credit facilities with counterparties, and long term debt.


**Liquidity & Capital Resources**

Credit Risk

The Company's credit risk is limited to cash and cash equivalents, short term investments, accounts receivable, future site reclamation deposits and derivative instruments in the ordinary course of business. The credit risk of cash and cash equivalents, short term investments and future site reclamation deposits is mitigated by placing funds in financial institutions with high credit quality.

The Company sells to a limited number of smelters and traders. These customers are large, well capitalized and diversified multinationals, and credit risk is considered to be minimal. The balance of trade receivables owed to the Company in the ordinary course of business is significant and the Company often utilizes short term debt facilities with customers to reduce the net credit exposure.

The Company enters into derivative instruments with a number of counterparties. The credit risks associated with these counterparties was previously thought to be minimal because of their strong capital base, diversity and multinational operations. However, the bankruptcy of one of the Company's counterparties, Lehman Brothers Commodity Services Inc. in the fourth quarter of 2008 demonstrated that counterparty risk increased at that time. Changes in Government regulations and intervention by Governments in the financial sector since that time have mitigated the risk to some extent.

Liquidity Risk

The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis and its planned capital expenditures. The Company ensures that in addition to cash and cash equivalents and short term investment balances there are sufficient committed credit facilities, including the advance payment facilities noted above, to provide the necessary cash to meet projected cash requirements. The Company's primary sources of credit are short term debt secured by concentrate inventory and a $1.0 million line of credit with a financial institution.

The Company also holds derivative instruments, its investment in Huckleberry, mineral property holdings and marketable securities. While these may be convertible to cash they are not considered when assessing the Company's liquidity as they are part of the risk management program of the Company, long term strategic holdings, or are only convertible to cash over a longer time horizon if realizable values exceed management's assessment of fair value, respectively. Therefore, as part of the Company's planning, budgeting and liquidity analysis process, these items are not relied upon to provide operational liquidity. The Company does not hold any asset backed commercial securities.

The Company's overall liquidity risk has not changed significantly from December 31, 2008. An increase in the price of copper from the levels at December 31, 2008 and a beneficial change in the US Dollar/CDN Dollar exchange rate have reversed part of the decline in operating margins and cash flow recorded in the December 2008 quarter. Liquidity risk is also impacted by credit risk should a counterparty default on its payments to the Company.

Currency Risk

Financial instruments that impact the Company's net income and comprehensive income due to currency fluctuations include US dollar denominated cash and cash equivalents, short term investments, accounts receivable, derivative instrument assets and margin deposits, reclamation deposits, accounts payable, derivative instrument liabilities, and short term debt.

**Discover Develop Operate**

 
Cash Flow

The Company recorded a net loss of $13.9 million in the six months ended June 30, 2009 compared to net income of $45.9 million in the June 2008 period. Cash flow was $20.2 million in the June 2009 period compared to cash flow of $85.7 million in the comparative period. The $65.5 million decrease is primarily the result of reduced operating margins at Mount Polley and Huckleberry. Cash flow is a measure used by the Company to evaluate its performance, however, it is not a term recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before the net change in working capital balances.

Working Capital

At June 30, 2009 the Company had working capital, defined as current assets less current liabilities, of $36.4 million, an decrease of $17.8 million from working capital of $54.2 million at December 31, 2008. The June 30, 2009 working capital position reflects the unprofitable operations of the Company during the March and June 2009 quarters and the value of the Company's derivative instruments. Current liabilities at June 30, 2009 include $13.1 million for the debt component of convertible debentures that is due in March 2010.

Acquisition and Development of Mineral Properties

Acquisition and development of mineral properties totaled $10.5 million in the June 2009 period compared to $22.6 million in the comparative 2008 period.

Capital and development expenditures on Mount Polley, Huckleberry, Sterling and Red Chris were $6.5 million in the June 2009 period compared to $18.8 million in the June 2008 period. Expenditures of $2.2 million in the June 2009 period at Mount Polley included Southeast pit stripping and capital to maintain and extend production capacity. Expenditures at Huckleberry in the June 2009 period were $3.7 million for an excavator, drill and ongoing capital programs. Capital expenditures in 2009 and 2008 were financed from cash flow from operations. Development expenditures at Red Chris totaled $0.2 million in the June 2009 period compared to $0.3 million in the June 2008 period.

Exploration expenditures were $4.0 million in the June 2009 period compared to $3.8 million in the June 2008 period. In the June 2009 period Mount Polley exploration drilling was $2.2 million, Red Chris drilling was $0.5 million and underground exploration work at Sterling was $0.9 million. In the June 2008 period Mount Polley exploration drilling was $1.2 million, Red Chris exploration trail and drilling was $1.0 million and underground exploration work at Sterling was $1.0 million.

**Debt and Other Obligations**

Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding borrowings and short term investments. Presently, the majority of the Company's outstanding borrowings are at fixed interest rates. The Company monitors its exposure to interest rates and is comfortable with its current exposure. The Company has not entered into any derivative contracts to manage this risk.

The Company did not incur any new long term debt during the six months ended June 2009. Select use of short term debt during the June 30, 2009 and 2008 periods from purchasers of the Company's concentrate and short term advances from related parties provided working capital to meet day to day cash requirements.

Debt repayment and working capital requirements for 2009 are expected to be met from cash on hand and cash flow generated by Mount Polley and Huckleberry. The Company currently does not forecast the requirement for any long term debt or equity financings during 2009 however long term debt may be utilized when terms are favourable. The Company will continue to utilize short term debt to manage its day to day financing needs.

**Discover Develop Operate**

In the March 2008 quarter the Company entered into a $30.0 million short term revolving working capital facility, a portion of which was used to repay the $10.0 million balance owing on the term facility for the purchase of bcMetals in 2007. The remaining balance of $10.0 million of a term facility for the purchase of bcMetals was paid in February 2008 from a new $30.0 million short term revolving working capital facility with a syndicate of lenders. Both these credit facilities are described under the heading Related Party Transactions.

There were no conversions of the Company's convertible debentures during either six month period ended June 30, 2009 or 2008. These debentures bear interest at 6% per annum and are due in March 2010. They are convertible into common shares of the Company at the option of the holder at any time prior to maturity at a conversion price of $8.65 per common share. In accordance with the accounting standards for convertible instruments the net proceeds of the convertible debenture has been allocated between debt and equity components at the date of issue and reflected as such in the consolidated balance sheet of the Company. As of June 30, 2009 and 2008 debentures with a face value of $14.0 million were outstanding.

Payments on the non-interest bearing Mount Polley mine construction loan are only due when the mine and mill are in operation. Payments are limited to $116,667 per month, to a maximum of $1,166,667 per year. This debt is similar in nature to a capped royalty on operations. This debt is non recourse to Imperial and secured only by the mining property assets on which the funds were invested. The balance owing on this debt at June 30, 2009 is $1.3 million.

## Contractual Obligations

The Company had the following contractual obligations as of June 30, 2009:

| [expressed in thousands of dollars] | Jul-Dec 2009 | 2010 | 2011 | 2012 | 2013 | Total |
|---|---|---|---|---|---|---|
| Long term debt | $978 | $1,070 | $601 | $ - | $ - | $2,649 |
| Convertible debentures [1] | - | 13,980 | - | - | - | $13,980 |
| Operating leases | 350 | 354 | 255 | 108 | - | $1,067 |
| Capital expenditures and other | 735 | - | - | - | - | $735 |
| Mineral properties [2] | 160 | 352 | 372 | 372 | 372 | $2,695 |
| Total | $2,223 | $15,756 | $1,228 | $480 | $372 | $21,126 |

[1] Assumes non-conversion of debentures.
[2] Mineral property commitments are the estimated payments required to keep the Company's claims or option agreements in good standing. Total is to the year 2013 only.

Debt repayment and working capital requirements for 2009 are expected to be met from cash on hand and cash flow generated by Mount Polley and Huckleberry and other debt or equity financings as may be required.

As at June 30, 2009 the Company did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.

## Other Price Risks

The Company is exposed to equity price risk arising from marketable securities and share based compensation liabilities. Marketable securities are classified as held for trading because the Company intends to liquidate the marketable securities when market conditions are conducive to a sale of these securities. Share based compensation liabilities arise because the option holders have the right, in lieu of receiving common shares, to receive a cash payment from the Company equal to the difference between the exercise price of each stock option and the market price of the Company's common shares on the date of exercise.

The Company's sensitivity to equity prices has not changed significantly from the prior year.


**Fair Value Estimation**

The fair value of financial instruments traded in active markets (such as held for trading securities and share based compensation liabilities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Company is the current bid price. The quoted market price used for financial liabilities owed by the Company is the current ask price.

The fair value of derivative instrument assets and liabilities are determined by the counterparties using standard valuation techniques for these derivative instruments.

The carrying value less impairment provision, if necessary, of trade receivables and payables are assumed to approximate their fair values. Management believes that the carrying value of short and long term debt approximates fair value. Although the interest rates and credit spreads have changed since the long term debt was issued the fixed rate portion of the long term debt is close to maturity, will not be refinanced and therefore the carrying value is not materially different from fair value. The debt component of the convertible debentures is estimated to have a fair value of $12.9 million at June 30, 2009 based on the estimated interest rate expected on a similar instrument at that date.

## Selected Quarterly Financial Information

| | Three Months Ended | | | |
|---|---|---|---|---|
| *Unaudited - [expressed in thousands of dollars, except share amounts, copper price and exchange rates]* | June 30 2009 | March 31 2009 | December 31 2008 | September 30 2008 |
| Total Revenues | $48,897 | $34,898 | $(5,405) | $53,642 |
| Net (Loss) Income | $(6,562) | $(7,338) | $(9,736) | $23,452 |
| (Loss) Income per share [1] | $(0.20) | $(0.23) | $(0.30) | $0.72 |
| Diluted (Loss) Income per share [1] | $(0.20) | $(0.23) | $(0.30) | $0.72 |
| Adjusted Net Income (Loss) [2] | $2,757 | $11,099 | $(4,510) | $5,361 |
| Adjusted Net Income (Loss) per share [2] | $0.09 | $0.35 | $(0.14) | $0.17 |
| Cash Flow [3] | $15,484 | $4,687 | $(16,210) | $7,891 |
| Cash Flow per share [3] | $0.48 | $0.15 | $(0.50) | $0.24 |
| Average LME cash settlement copper price/lb in US$ | $2.121 | $1.558 | $1.787 | $3.489 |
| Average US/CDN$ exchange rate | $1.167 | $1.245 | $1.213 | $1.042 |
| Period end US/CDN$ exchange rate | $1.163 | $1.260 | $1.225 | $1.060 |

| | Three Months Ended | | | |
|---|---|---|---|---|
| *Unaudited - [expressed in thousands of dollars, except share amounts, copper price and exchange rates]* | June 30 2008 | March 31 2008 | December 31 2007 | September 30 2007 |
| Total Revenues | $124,911 | $56,597 | $32,747 | $84,784 |
| Net Income (Loss) | $44,236 | $1,665 | $13,851 | $7,576 |
| Income per share [1] | $1.35 | $0.05 | $0.42 | $0.23 |
| Diluted Income per share [1] | $1.34 | $0.05 | $0.42 | $0.23 |
| Adjusted Net Income (Loss) [2] | $42,571 | $12,046 | $(10,489) | $12,184 |
| Adjusted Net Income (Loss) per share [2] | $1.30 | $0.37 | $(0.32) | $0.37 |
| Cash Flow [3] | $66,124 | $18,529 | $(6,757) | $22,165 |
| Cash Flow per share [3] | $2.02 | $0.57 | $(0.21) | $0.68 |
| Average LME cash settlement copper price/lb in US$ | $3.832 | $3.522 | $3.283 | $3.499 |
| Average US/CDN$ exchange rate | $1.010 | $1.004 | $0.982 | $1.045 |
| Period end US/CDN$ exchange rate | $1.019 | $1.028 | $0.988 | $0.996 |

[1] The sum of the quarterly net income per share and cash flow per share does not equal the annual total due to timing of share issuances during the year.

[2] Adjusted Net Income is defined as net income adjusted for certain items of a non-operational nature that pertain to future periods as described in further detail under the heading Adjusted Net Income.

[3] Cash flow and cash flow per share are measures used by the Company to evaluate its performance however, they are not terms recognized under generally accepted accounting principles and are therefore unlikely to be comparable to similar measures used by other companies. Cash flow is defined as cash flow from operations before net change in working capital balances and cash flow per share is the same measure divided by the weighted average number of common shares outstanding during the period.

The Company believes these measures are useful to investors, because they are included in the measures that are used by management in assessing the financial performance of the Company.

 
**Related Party Transactions**

Corporate

In February 2008 the Company entered into a $30.0 million short term revolving working capital facility with a syndicate of lenders which include Edco and a company controlled by Larry Moeller, a director of Imperial. Edco's share of the facility is 75%, Mr. Moeller's share is 8.3% and the balance of 16.7% is held by four funds that are shareholders of the Company. This facility bears interest at 10% per annum, payable monthly, and was due on February 15, 2009. The facility was secured by a floating charge on all the assets of the Company plus guarantees by Mount Polley Mining Corporation and Red Chris Development Company Ltd. In consideration of the facility, the lenders would be granted one warrant for each $25.00 advanced under the facility such that warrants to purchase up to 1,200,000 common shares of the Company at $10.00 per share, exercisable until July 31, 2009 could be granted. A maximum of 1,200,000 warrants would be issued if the facility were fully drawn. An arrangement fee of $225,000 was paid to the lenders. A total of $15.0 million was drawn on the facility and 600,000 warrants were issued. The facility was repaid in June 2008 and expired on February 15, 2009. All the warrants under this facility expired unexercised on July 31, 2009.

In June 2009 the Company borrowed a total of $3.0 million from Edco and a company controlled by Larry Moeller, a director of Imperial. These short advances, which bore interest at 7% per annum, were repaid in July 2009.

Further details on related party transactions can be found in Note 12 to the unaudited consolidated financial statements for the six months ended June 30, 2009.

**Other**

As of August 12, 2009 the Company had 32,128,985 common shares outstanding, and on a diluted basis 35,706,837 common shares outstanding. Additional information about the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management's discussion and analysis, management evaluated the effectiveness of the Company's disclosure controls and procedures as required by Canadian securities laws.

Based on that evaluation, management has concluded that, as of the end of the period covered by this management's discussion and analysis, the disclosure controls were effective to provide reasonable assurance that information required to be disclosed in the Company's annual filings and interim filings (as such term are defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

**Discover Develop Operate**

 
Internal Controls and Procedures

The Company's management evaluated the design and operational effectiveness of its internal control and procedures over financial reporting as defined under Multilateral Instrument 52-109. Management has excluded from its assessment the internal control over financial reporting at Huckleberry Mines Ltd. ("Huckleberry"), in which the Company holds a 50% interest and is proportionally consolidated in the Company's consolidated financial statements, because Imperial's management does not have the ability to dictate or modify controls at this entity and does not have the ability to assess, in practice, the controls at the entity. Huckleberry constitutes 19% of net assets, 18% of total assets, 33% of revenues, income of $4.6 million from operations, and 70% of net loss of the consolidated financial statement amounts as of and for the six months ended June 30, 2009.

As of June 30, 2009, there were no changes in our internal control over financial reporting that occurred during the period covered by this Management's Discussion and Analysis that has materially affected or is reasonably likely to materially affect, the Company's internal control over financial reporting.

**Contingent Liabilities**

The Company is from time to time involved in various claims and legal proceedings arising in the conduct of its business. In the opinion of management, these matters will not have a material effect on the Company's consolidated financial position or results of operations.

In 2007 the Company acquired bcMetals Corporation ("bcMetals") which is a party to a number of legal actions and contingent liabilities pertaining to the Red Chris project. The status of the principal actions is as follows:

Screening Level Review of Red Chris Project under the Canadian Environmental Assessment Act ("CEAA")

In December 2008 the Supreme Court of Canada issued a decision granting the application of MiningWatch Canada for leave to appeal from the decision of the Federal Court of Appeal issued June 13, 2008. The Federal Court of Appeal decision confirmed the Federal Environmental Assessment of the Red Chris project was valid and in full compliance with the *Canadian Environmental Assessment Act.* The granting of leave to appeal to the Supreme Court of Canada does not overturn the decision of the Federal Court of Appeal. It is a procedural step only which authorizes MiningWatch to bring an appeal to the Supreme Court of Canada. The appeal process, including the filing of written submissions by all parties, scheduling of a hearing and a decision, is expected to be concluded at year end.

American Bullion Minerals Ltd. ("ABML")

In 2006 two minority shareholders of ABML ("Petitioners") commenced action against the bcMetals (now Red Chris Development Company Ltd.) seeking a declaration that the affairs of ABML had been conducted in a manner oppressive to its minority shareholders and asking that bcMetals purchase the shares of the minority shareholders of ABML. The events complained of predate the acquisition of bcMetals by the Company. The Petitioners are also seeking to certify their action as a class action proceeding. The Company has expressed an interest in purchasing the shares of the minority shareholders of ABML subject to such regulatory approvals that will be required given that ABML, a reporting issuer, has been cease traded since 2001 and is delisted.

**Risk Factors**

The reader is cautioned that the following description of risks and uncertainties is not all-inclusive as it pertains only to conditions currently known to management. There can be no guarantee or assurance other factors will or will not adversely affect the Company. The risk factors affecting the Company have not changed from those described in the Management's Discussion and Analysis for the year ended December 31, 2008.


**Outlook**

Operations, Earnings and Cash Flow

Imperial's equity share of production from the Mount Polley mine and the Huckleberry mine is expected to be about 60 million pounds of copper, 54 thousand ounces of gold and 325 thousand ounces of silver during 2009 and at current metals prices it is expected to generate sufficient cash flow for repayment of debt and exploration. Cash flow protection for 2009 is supported by derivative instruments that will see the Company receive certain minimum average copper prices and exchange rates as disclosed under the heading Derivative Instruments.

However, the quarterly revenues will fluctuate depending on the timing of concentrate sales which is dependant on the availability and scheduling of transportation, copper and gold prices and the US Dollar/CDN Dollar exchange rate. Copper production at Mount Polley was lower in the half of 2009 but is expected to increase in the second half of the year as the mine processes the balance of the high grade unoxidized ore from the Wight pit.

Exploration

The Company's plans for 2009 are to continue exploration at its two operating mines Mount Polley and Huckleberry, and at its Red Chris and Sterling properties.

The ongoing exploration at Mount Polley has focused on the Boundary zone, which is being explored for underground mineable mineralization too deep to be captured in the current open pit design. A 500 metre long underground ramp, to provide access from the Wight pit to the Boundary zone, has been designed and submitted for approval. The ramp will be used to conduct further exploration and to provide access for potential underground mining of this zone. Exploration has also been conducted in the Springer and other zones on the property, as well as the Pond zone where the objective is to delineate high grade mineralization below the designed open pit which may be amenable to underground mining. The current drill program at the Pond zone will explore the portion of skarn mineralization that carries the highest grades discovered to date.

Exploration work at Huckleberry this year will focus on areas immediately adjacent to the mine.

Exploration at the Red Chris property was restarted during the second quarter. The current planned program includes an expanded and deep penetrating geophysical program, shallow reconnaissance drilling to map the till covered plateau area, and the restart of a deep diamond drill program to further explore the depth potential of the Red Chris deposit.

At the Sterling property in the second quarter, a program of diamond drilling from underground workings was begun and 27 holes totaling 8,435 feet have been drilled to date. Underground diamond drilling has targeted the 144 zone to the north, west and south, and mineralization in the latite dike that divides the 144 zone from its east extension.

The Company also continues to evaluate exploration opportunities both on currently owned properties and on new prospects.


Development

Development of the Red Chris project will be dependant on the timing of the construction of a power line to serve the northwest portion of British Columbia, and resolution of the challenge to the Federal environmental assessment review. The Company is completing a program of metallurgical test work to try and enhance gold recovery.

Financing

Debt repayment and working capital requirements for 2009 are expected to be met from cash on hand, cash flow from the Mount Polley and Huckleberry mines and short term debt facilities. Selective debt financings may also be entered into during 2009. The Company currently does not forecast the requirement for any equity financings during 2009.

Acquisitions

Management continues to evaluate potential acquisitions to further grow the Company.

## CONSOLIDATED BALANCE SHEETS

(Unaudited – Prepared by Management)
*(expressed in thousands of dollars)*

|  | June 30 2009 | December 31 2008 |
|---|---|---|
| **ASSETS** |  |  |
| **Current Assets** |  |  |
| Cash and cash equivalents | $6,733 | $14,043 |
| Short term investments | 8,000 | 27,320 |
| Marketable securities | 304 | 176 |
| Accounts receivable | 41,834 | 18,120 |
| Taxes receivable | - | 4,772 |
| Inventory (Note 3) | 27,649 | 16,827 |
| Derivative instrument assets and margin deposits (Note 8) | 12,132 | 49,789 |
| Future income taxes | - | 6,977 |
|  | 96,652 | 138,024 |
| Derivative Instrument Assets and Margin Deposits (Note 8) | 5,141 | 11,812 |
| Mineral Properties | 222,529 | 224,635 |
| Future Site Reclamation Deposits | 6,604 | 6,778 |
| Future Income Taxes | 5,058 | 3,361 |
| Other Assets | 133 | 291 |
|  | $336,117 | $384,901 |
| **LIABILITIES** |  |  |
| **Current Liabilities** |  |  |
| Accounts payable and accrued liabilities | $16,335 | $16,860 |
| Concentrate sales repayable | - | 30,470 |
| Taxes payable | 9,319 | - |
| Short term debt (Note 5) | 12,068 | - |
| Derivative instrument liabilities (Note 8) | 2,994 | 2,132 |
| Current portion of long term debt | 1,685 | 2,977 |
| Current portion of debt component of convertible debentures | 13,141 | - |
| Current portion of future site reclamation costs | 1,051 | 934 |
| Future income taxes | 3,654 | 30,440 |
|  | 60,247 | 83,813 |
| Long Term Debt | 964 | 1,671 |
| Debt Component of Convertible Debentures | - | 12,572 |
| Future Site Reclamation Costs | 13,649 | 13,388 |
| Future Income Taxes | 41,009 | 39,309 |
|  | 115,869 | 150,753 |
| **SHAREHOLDERS' EQUITY** |  |  |
| Share Capital (Note 7) | 63,225 | 63,225 |
| Contributed Surplus | 918 | 918 |
| Equity Component of Convertible Debentures | 4,808 | 4,808 |
| Retained Earnings | 151,297 | 165,197 |
|  | 220,248 | 234,148 |
|  | $336,117 | $384,901 |

See accompanying notes to these financial statements.

Contingent liabilities (Note 14)

**Discover  Develop  Operate**

## CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

For the Six Months Ended June 30, 2009 and 2008
(Unaudited – Prepared by Management)
*(expressed in thousands of dollars, except share amounts)*

| | Second Quarter Three Months Ended June 30 | | Year to Date Six Months Ended June 30 | |
| --- | --- | --- | --- | --- |
| | 2009 | 2008 | 2009 | 2008 |
| REVENUES | | | | |
| Mineral sales | $48,809 | $124,348 | $83,461 | $180,627 |
| Interest income | 55 | 219 | 186 | 524 |
| Other | 33 | 344 | 148 | 357 |
| | 48,897 | 124,911 | 83,795 | 181,508 |
| EXPENSES | | | | |
| Mineral production and transportation costs | 36,371 | 51,563 | 63,355 | 79,888 |
| Mineral property holding costs | 245 | 204 | 521 | 492 |
| Accretion of future site restoration costs | 267 | 283 | 536 | 566 |
| Depletion and depreciation | 6,211 | 9,015 | 10,800 | 12,901 |
| General and administration | 542 | 836 | 1,208 | 1,476 |
| Share based compensation | - | (566) | - | (2,563) |
| Interest on long term debt | 232 | 291 | 474 | 599 |
| Other interest | 33 | 422 | 81 | 1,009 |
| Interest accretion on long term debt | 289 | 266 | 569 | 524 |
| Financing costs (Note 7(d)) | - | - | - | 1,143 |
| Foreign exchange loss | 3,851 | 340 | 2,802 | 138 |
| | 48,041 | 62,654 | 80,346 | 96,173 |
| INCOME FROM OPERATIONS | 856 | 62,257 | 3,449 | 85,335 |
| OTHER INCOME (EXPENSES) | | | | |
| Realized gains (losses) on derivative instruments (Note 8) | 4,654 | (2,103) | 18,794 | (6,323) |
| Unrealized (losses) on derivative instruments (Note 8) | (13,887) | 1,703 | (40,226) | (15,875) |
| Other | 71 | (345) | 164 | (742) |
| (LOSS) INCOME BEFORE TAXES | (8,306) | 61,512 | (17,819) | 62,395 |
| (Recovery of) income and mining taxes (Note 9) | (1,744) | 17,276 | (3,919) | 16,494 |
| NET (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME | $(6,562) | $44,236 | $(13,900) | $45,901 |
| (Loss) Income Per Share | | | | |
| Basic | $(0.20) | $1.35 | $(0.43) | $1.40 |
| Diluted | $(0.20) | $1.34 | $(0.43) | $1.39 |
| Weighted Average Number of Common Shares Outstanding (Note 11) | | | | |
| Basic | 32,128,985 | 32,680,823 | 32,128,985 | 32,685,033 |
| Diluted | 32,128,985 | 32,985,952 | 32,128,985 | 33,046,822 |

See accompanying notes to these financial statements.

**Imperial Metals**

## CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
*(expressed in thousands of dollars, except share amounts)*

| | Share Capital | | Contributed | Equity Component of Convertible | Retained | |
| --- | --- | --- | --- | --- | --- | --- |
| | Number of Shares | Amount | Surplus | Debentures | Earnings | Total |
| Balance December 31, 2007 | 32,689,244 | $64,163 | $ - | $4,808 | $107,321 | $176,292 |
| Purchase of common shares for cancellation pursuant to normal course issuer bid (Note 7(c)) | (477,743) | (938) | - | - | (1,741) | (2,679) |
| Warrants issued for drawdown on Line of Credit facility (Note 7(d)) | - | - | 918 | - | - | 918 |
| Forfeited shares | (82,516) | - | - | - | - | - |
| Net income | - | - | - | - | 59,617 | 59,617 |
| Balance December 31, 2008 | 32,128,985 | 63,225 | 918 | 4,808 | 165,197 | 234,148 |
| Net loss | - | - | - | - | (13,900) | (13,900) |
| Balance June 30, 2009 | 32,128,985 | $63,225 | $918 | $4,808 | $151,297 | $220,048 |

See accompanying notes to these financial statements.

**Discover  Develop  Operate**

## CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2009 and 2008
(Unaudited – Prepared by Management)
*(expressed in thousands of dollars, except share amounts)*

| | Second Quarter Three Months Ended June 20 | | Year to Date Six Months Ended June 30 | |
|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 |
| OPERATING ACTIVITIES | | | | |
| Net (loss) income | $(6,562) | $44,236 | $(13,900) | $45,901 |
| Items not affecting cash flows | | | | |
| Depletion and depreciation | 6,211 | 9,015 | 10,800 | 12,901 |
| Share based compensation, net of cash paid | - | (566) | - | (2,582) |
| Accretion of debt and future site restoration costs | 556 | 549 | 1,105 | 1,090 |
| Unrealized foreign exchange (gain) loss | 3,261 | (278) | 1,913 | (112) |
| Future income taxes | (2,019) | 14,673 | (19,805) | 10,074 |
| Unrealized losses on derivative instruments | 13,887 | (1,703) | 40,226 | 15,875 |
| Non cash financing costs | - | - | - | 918 |
| Other | 150 | 198 | (168) | 588 |
| | 15,484 | 66,124 | 20,171 | 85,653 |
| Net change in non cash operating working capital balances (Note 10) | (24,346) | (26,114) | (47,777) | (45,074) |
| Cash (used in) provided by operating activities | (8,862) | 40,010 | (27,606) | 39,579 |
| | | | | |
| FINANCING ACTIVITIES | | | | |
| Proceeds of short term debt | 21,681 | 33,274 | 42,612 | 80,739 |
| Repayment of short term debt | (9,738) | (53,242) | (31,236) | (95,924) |
| Repayment of long term debt | (1,090) | (1,394) | (1,999) | (2,580) |
| Purchase of common shares for cancellation | - | (326) | - | (326) |
| Cash (used in) provided by financing activities | 10,853 | (21,688) | 9,377 | (18,091) |
| | | | | |
| INVESTING ACTIVITIES | | | | |
| Decrease (increase) in short term investments | 2,635 | - | 19,320 | (1,116) |
| Decrease in non current derivative instruments and margin deposit investments | 98 | (54) | 3,055 | (354) |
| Acquisition and development of mineral properties | (5,992) | (13,690) | (10,466) | (22,575) |
| Decrease (increase) in future site reclamation deposits | (1) | 132 | 9 | (93) |
| Other | 104 | 48 | 224 | 11 |
| Cash provided by (used in) investing activities | (3,156) | (13,564) | 12,142 | (24,127) |
| | | | | |
| EFFECT OF FOREIGN EXCHANGE ON CASH AND CASH EQUIVALENTS | (3,138) | (49) | (1,223) | 225 |
| | | | | |
| DECREASE IN CASH AND CASH EQUIVALENTS | (4,303) | 4,709 | (7,310) | (2,414) |
| CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD | 11,036 | 12,298 | 14,043 | 19,421 |
| CASH AND CASH EQUIVALENTS, END OF PERIOD | $6,733 | $17,007 | $6,733 | $17,007 |

See accompanying notes to these financial statements.


## CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Six Months Ended June 30, 2009 and 2008
(Unaudited – Prepared by Management)
*(expressed in thousands of dollars, except share amounts)*

| | June 30 2009 | December 31 2008 |
|---|---|---|
| CASH AND CASH EQUIVALENTS ARE COMPRISED OF: | | |
| Cash in bank | $6,726 | $14,032 |
| Short term money market investments | 7 | 11 |
| | $6,733 | $14,043 |

| | Second Quarter Three Months Ended June 30 | | Year to Date Six Months Ended June 30 | |
|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 |
| OPERATING ACTIVITIES | | | | |
| Interest expense paid | $454 | $742 | $537 | $1,628 |
| Income and mining taxes paid | $1,045 | $1,240 | $1,795 | $8,580 |

SUPPLEMENTAL INFORMATION ON NON CASH INVESTING AND FINANCING ACTIVITIES

During the six months ended June 30, 2008 the Company issued 600,000 warrants with a fair value of $918 in connection with a short term debt facility (Note 7(d)).

See accompanying notes to these financial statements.

**Discover Develop Operate**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2009 and 2008
(Unaudited – Prepared by Management)
*(expressed in thousands of dollars, except share amounts)*

## 1. BASIS OF PRESENTATION

These consolidated financial statements include the accounts of the Company and those entities which are controlled by the Company through voting equity interests, referred to as subsidiaries. Entities which are jointly controlled, referred to as joint ventures, are proportionately consolidated. All inter-company balances and transactions have been eliminated upon consolidation.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Interim results are not necessarily indicative of the results expected for the fiscal year.

The Company's external auditors have not reviewed these financial statements.

## 2. SIGNIFICANT ACCOUNTING POLICIES AND ADOPTION OF NEW ACCOUNTING STANDARDS

Except as noted below the accounting policies followed in preparation of these interim financial statements are the same as those used by the Company as disclosed in the annual audited financial statements for the year ended December 31, 2008. Certain information and note disclosures have been omitted. The financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2008.

In February 2008, the Canadian Institute of Chartered Accountants ("CICA") issued Section 3064 – Goodwill and Intangible Assets, which replaces Section 3062 – Goodwill and Other Intangible assets and Section 3450 – Research and Development Costs. The new standard establishes the recognition, measurement, presentation and disclosure of goodwill subsequent to initial recognition and of intangible assets by profit oriented enterprises. The Company adopted Section 3064 effective January 1, 2009. The adoption of this new standard did not have any impact on the Company's financial condition or operating results.

In January 2009 the CICA issued EIC-173 Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, which provides guidance on how to take into account an entity's own credit risk and that of the counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. The Company adopted this standard effective January 1, 2009. The adoption of this EIC did not have a material impact on the Company's financial condition or operating results.

## 3. INVENTORY

|  | June 30 2009 | December 31 2008 |
|---|---|---|
| Concentrate | $18,244 | $7,585 |
| Supplies | 9,405 | 9,242 |
|  | $27,649 | $16,827 |

|  | Six Months Ended June 30 | |
|---|---|---|
|  | 2009 | 2008 |
| Inventory recognized as expense during the period exclusive of reversal of inventory writedowns | $56,215 | $71,646 |
| Reversal of inventory writedowns on concentrate included in expense during the period. The reversal of the writedown from December 31, 2008 is due to higher sale prices for copper and lower production costs per pound of copper since that date. | $2,851 | $    - |



NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2009 and 2008
(Unaudited – Prepared by Management)
*(expressed in thousands of dollars, except share amounts)*

## 4.  JOINT VENTURES

Included in the consolidated financial statements of the Company are the following amounts representing the Company's interests in joint ventures consisting primarily of a 50% interest in Huckleberry assets, liabilities and results of operations:

| Balance Sheet | June 30 2009 [1] | December 31 2008 [1] |
|---|---|---|
| Current Assets | | |
| Cash and cash equivalents | $4,235 | $9,356 |
| Short term investments | 8,000 | 8,951 |
| Derivative instrument assets | 11,109 | 30,313 |
| Other current assets | 20,857 | 13,302 |
| | 44,201 | 61,922 |
| Mineral property | 4,917 | 2,035 |
| Other non current assets | 13,354 | 17,682 |
| | 62,472 | 81,639 |
| Current Liabilities | | |
| Accounts payable and other current liabilities | (9,417) | (13,689) |
| Concentrate sales repayable | - | (5,223) |
| Future site reclamation costs | (9,916) | (9,839) |
| | $43,139 | $52,888 |

[1] Effective May 31, 2007 the Company holds a 35% interest in the Porcher Island Joint Venture whose only asset is the Porcher Island mineral property $531 (December 31, 2008 - $531) and only liability is accounts payable $nil (December 31, 2008 - $5). There have been no operations since the inception of the Porcher Island Joint Venture as the joint venture is currently in the exploration stage. The balances related to the Porcher Island Joint Venture are included in the disclosure above.

| Statement of Loss and Comprehensive Loss | Three Months Ended June 30 2009 | Six Months Ended June 30 2009 |
|---|---|---|
| Revenues | $15,513 | $28,044 |
| Expenses | 14,204 | 23,444 |
| Income from operations | 1,309 | 4,600 |
| Losses on derivative instruments | (7,540) | (17,446) |
| Recovery of income and mining taxes | 1,548 | 3,093 |
| Net Loss and Comprehensive Loss | $(4,683) | $(9,753) |
| | | |
| *Statement of Cash Flows* | | |
| Operating activities | $(3,387) | $(4,721) |
| Financing activities | - | - |
| Investment activities | (1,818) | 303 |
| Effect of foreign exchange on cash and cash equivalents | (895) | (703) |
| Decrease in cash and cash equivalents | $(6,100) | $(5,121) |

**Discover  Develop  Operate**

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS**
For the Six Months Ended June 30, 2009 and 2008
(Unaudited – Prepared by Management)
*(expressed in thousands of dollars, except share amounts)*

| *Statement of (Loss) Income and Comprehensive (Loss) Income* | Three Months Ended June 30 2008 | Six Months Ended June 30 2008 |
|---|---|---|
| Revenues | $18,937 | $38,613 |
| Expenses | 15,753 | 30,124 |
| Income from operations | 3,184 | 8,489 |
| Losses on derivative instruments | (933) | (9,178) |
| Income and mining taxes | (901) | (268) |
| Net (Loss) Income and Comprehensive (Loss) Income | $1,350 | $(957) |

| *Statement of Cash Flows* | | |
|---|---|---|
| Operating activities | $4,320 | $(2,146) |
| Financing activities | - | - |
| Investment activities | 278 | (1,606) |
| Effect of foreign exchange on cash balances | (49) | 225 |
| (Decrease) increase in cash and cash equivalents | $4,549 | $(3,527) |

## 5. SHORT TERM DEBT

| | June 30 2009 | December 31 2008 |
|---|---|---|
| (a) Advances from a company controlled by a significant shareholder due on December 31, 2009 with interest payable monthly at 7% per annum | $2,700 | $ - |
| (b) Advances from a company controlled by a director due on December 31, 2009 with interest payable monthly at 7% per annum | 300 | - |
| (c) Concentrate advances of US$7,800 (2008-US$nil) from a purchaser of concentrate from the Mount Polley mine repayable from the sale of concentrate with interest at three month Libor plus 2% and secured by a first charge on concentrate from the Mount Polley mine. | 9,068 | - |
| | $12,068 | $ - |

## 6. SHARE BASED COMPENSATION

The Company recognizes a liability for the potential cash settlements under its Share Option Plans (Note 7(b)). The current portion represents the maximum amount of the liability payable within the next twelve month period if all vested options are surrendered for cash settlement.

| | Six Months Ended June 30 2009 | Year Ended December 31 2008 |
|---|---|---|
| Balance, beginning of period | $ - | $5,019 |
| Share based compensation | - | (5,000) |
| Current period payment for options exercised | - | (19) |
| Balance, end of period | $ - | $ - |

**Discover Develop Operate**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2009 and 2008
(Unaudited – Prepared by Management)
*(expressed in thousands of dollars, except share amounts)*

None of the options outstanding at June 30, 2009 and December 31, 2008 were in-the-money and therefore the Company had no share based compensation liability on those dates. During the six months ended June 30, 2008 the Company recorded a share based compensation expense recovery of $2,563 as a result of the decline in the Company's share price during that period.

## 7. SHARE CAPITAL

(a) Share Capital

Authorized
50,000,000 First Preferred shares without par value with special rights and restrictions
to be determined by the directors (outstanding – nil)
50,000,000 Second Preferred shares without par value with rights and restrictions
to be determined by the directors (outstanding – nil)
Unlimited number of Common Shares without par value

(b) Share Option Plans

Under the Share Option Plans, the Company may grant options to its directors, officers and employees not to exceed 10% of the issued common shares of the Company. At June 30, 2009 a total of 1,251,232 common shares remain available for grant under the plans. Under the plans, the exercise price of each option equals the market price of the Company's shares on the date of grant and an option's maximum term is 10 years. Options are granted from time to time by the Board of Directors and vest over a three or five year period.

All option holders have the right, in lieu of receiving common shares, to receive a cash payment from the Company equal to the difference between the exercise price of each stock option and the market price of the Company's common shares on the date of exercise (Note 6).

A summary of the status of the Company's Share Option Plan as of June 30, 2009 and changes during the period is presented below:

| | Six Months Ended June 30, 2009 | | Year Ended December 31, 2008 | |
| --- | --- | --- | --- | --- |
| | Number of Shares | Weighted Average Exercise Price | Number of Shares | Weighted Average Exercise Price |
| Outstanding at beginning of period | 1,976,667 | $7.91 | 1,261,667 | $7.38 |
| Granted | - | - | 725,000 | $8.82 |
| Exercised | - | - | (5,000) | $6.60 |
| Lapsed | (15,000) | $11.78 | (5,000) | $8.82 |
| Outstanding at end of period | 1,961,667 | $7.88 | 1,976,667 | $7.91 |
| Options exercisable at end of period | 1,321,334 | $7.22 | 1,053,335 | $6.91 |

 
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2009 and 2008
(Unaudited – Prepared by Management)
*(expressed in thousands of dollars, except share amounts)*

The following table summarizes information about the share options outstanding at June 30, 2009:

| Exercise Price | Options Outstanding | | Options Exercisable |
| | Number Outstanding | Weighted Average Remaining Contractual Life | Number Exercisable |
| --- | --- | --- | --- |
| $ 5.30 | 133,334 | 2.5 years | 133,334 |
| $ 6.60 | 893,333 | 1.1 years | 893,333 |
| $ 6.80 | 8,000 | 0.5 years | 8,000 |
| $ 8.82 | 715,000 | 9.5 years | 143,000 |
| $ 9.10 | 47,000 | 2.5 years | 47,000 |
| $10.90 | 75,000 | 3.5 years | 50,000 |
| $13.26 | 40,000 | 4.5 years | 13,333 |
| $14.30 | 50,000 | 4.5 years | 33,334 |
| | 1,961,667 | 4.5 years | 1,321,334 |

(c)  Normal Course Issuer Bid ("NCIB")

Pursuant to the 2008/2009 NCIB accepted by the Toronto Stock Exchange ("TSX") on September 18, 2008, the Company may purchase up to 1,297,834 common shares, which represents approximately 4% of the total 32,445,857 common shares of the Company issued and outstanding as of September 9, 2008.  Purchases will be made, at the discretion of the Company at prevailing market prices, commencing September 23, 2008 and ending September 22, 2009.  Pursuant to TSX policies, daily purchases made by the Company will not exceed 3,381 common shares or 25% of the Company's average daily trading volume of 13,526 common shares on the TSX, subject to certain prescribed exceptions. The shares acquired under the 2008/2009 NCIB will either be cancelled or used to satisfy the Company's obligations under its Non-Management Directors' Plan. The funding for any purchase pursuant to the 2008/2009 NCIB will be financed out of the working capital of the Company.

In the six months ended June 30, 2009 the Company did not purchase for cancellation any common shares pursuant to the NCIB.

(d)  Warrants

In conjunction with advances on a revolving Line of Credit facility entered into in the first quarter of 2008, the Company issued 600,000 share purchase warrants.  Each warrant entitles the holder to purchase one common share of the Company at $10.00 per share to July 31, 2009.  At June 30, 2009 warrants to purchase 600,000 shares (June 30, 2008 – 600,000 shares) were outstanding. These warrants were not exercised subsequent to June 30, 2009 and expired on July 31, 2009.

**Discover  Develop  Operate**

 
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2009 and 2008
(Unaudited – Prepared by Management)
*(expressed in thousands of dollars, except share amounts)*

## 8. DERIVATIVE INSTRUMENTS AND MARGIN CALL DEPOSITS

|  | June 30 2009 | December 31 2008 |
|---|---|---|
| **Assets** | | |
| Current | | |
| Forward sales assets [US$4,596 (2008-US$11,813)] | $5,345 | $14,388 |
| Put options purchased [US$5,836 (2008-US$28,978)] | 6,787 | 35,401 |
| | $12,132 | $49,789 |
| Non-current | | |
| Security deposits with counterparties [US$1,000 (2008-US$1,000)] | $1,163 | $1,218 |
| Security deposits with counterparties | – | 3,000 |
| Forward sales assets [US$14 (2008-US$4,167)] | 15 | 5,075 |
| Put options purchased [US$3,408 (2008-US$2,068)] | 3,963 | 2,519 |
| | $5,141 | $11,812 |
| **Liabilities** | | |
| Current | | |
| Call options sold [US$2,574 (2008-US$245)] | $2,994 | $299 |
| Forward sale obligations [US$nil (2008-US$1,505)] | – | 1,833 |
| | $2,994 | $2,132 |

Security deposits required to be paid by the Company to counterparties are calculated based on the fair value of the derivative instrument on each trading date, net of the credit facility provided by the counterparties.

At June 30, 2009 the Company had entered into various contracts to protect the cash flow from the Mount Polley and Huckleberry mines against a decline in the price of copper. These contracts do not qualify for hedge accounting and therefore the Company accounts for these contracts as investments. As a result, the Company records changes in the unrealized gains or losses on these contracts in the statement of income each period and records the fair value of these derivative instruments as a current asset or current liability at each balance sheet date. The fair value of these financial instruments has been recorded as either an asset or a liability as of June 30, 2009 depending on the attributes of the contracts.

(a) Balances at June 30, 2009

From time to time the Company purchases put options, sells call options, and enters into forward sales contracts to manage its exposure to changes in copper prices and the US Dollar/CDN Dollar exchange rate.

All of the Company's derivative instrument contracts are settled on a financial basis. No physical sale or transfer of copper or US Dollars will take place pursuant to the contracts.

**Discover Develop Operate**

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS**
For the Six Months Ended June 30, 2009 and 2008
(Unaudited – Prepared by Management)
*(expressed in thousands of dollars, except share amounts)*

Option contracts outstanding at June 30, 2009 for copper, all related to Huckleberry production, are as follows:

| | Weighted Average | | | |
| | Minimum Price US$/lb | Maximum Price US$/lb | Put Options Purchased | Call Options Sold (Bought) |
|---|---|---|---|---|
| Contract Period | | | *lbs of copper* | *lbs of copper* |
| July to September 2009 | $3.20 | $3.83 | 1,653,000 | 1,653,000 |
| October to December 2009 | $1.90 | $2.19 | 3,142,000 | 3,142,000 |
| January to April 2010 | $1.90 | $2.19 | 4,189,000 | 4,189,000 |
| June to December 2010 | $1.94 | - | 8,212,000 | - |
| January to April 2011 | $2.10 | - | 2,205,000 | - |
| October to April 2011 | $3.00 | - | - | (4,244,000) |

The Company will receive/pay the counterparty the difference between the monthly average cash settlement price of copper on the London Metals Exchange and the copper price specified in the put/call option contract.

Forward sales contracts for copper, all related to Huckleberry production, outstanding at June 30, 2009 are as follows:

| | Price US$/lb | Forward Sales |
|---|---|---|
| Contract Period | | *lbs of copper* |
| August 2009 | $2.07 | 992,000 |
| October 2009 to March 2010 | $3.22 | 4,630,000 |
| October 2010 to April 2011 | $2.27 | 6,559,000 |

The Company will receive/pay the counterparty the difference between the monthly average cash settlement price of copper on the London Metals Exchange and the forward copper price specified in the contract.

Option contracts outstanding at June 30, 2009 for US Dollar/CDN Dollar exchange rate are all related to Huckleberry production. The net US Dollar/CDN Dollar and the exercise price under option contracts are as follows:

| | Weighted Average | | | |
| | Minimum US Dollar/CDN Dollar Exchange Rate | Maximum US Dollar/CDN Dollar Exchange Rate | Put Options Purchased | Call Options Sold |
|---|---|---|---|---|
| Contract Period | | | *US Dollars* | *US Dollars* |
| July to December 2009 | $1.25 | $1.32 | 15,000,000 | 15,000,000 |
| January to March 2010 | $1.25 | $1.32 | 7,500,000 | 7,500,000 |

The Company will receive/pay the counterparty the difference between the US Dollar spot market rate on a specified date and the US Dollar rate specified in the put/call option contract.

Forward sales contracts for US Dollars, all related to Huckleberry production, outstanding at June 30, 2009 are as follows:

| | US/CDN Dollar Exchange Rate | Forward Sales US Dollars |
|---|---|---|
| April to June 2010 | 1.15 | $6,750,000 |


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2009 and 2008
(Unaudited – Prepared by Management)
*(expressed in thousands of dollars, except share amounts)*

(b)  Transactions Subsequent to June 30, 2009

From July 1 to August 12, 2009 the Company purchased put options, sells call options and enters into forward sales contracts to manage its exposure to changes in copper prices.

| | Weighted Average | | | |
| | Minimum Price US$/lb | Maximum Price US$/lb | Put Options Purchased (Sold) | Call Options Sold (Bought) |
|---|---|---|---|---|
| Contract Period | | | *lbs of copper* | *lbs of copper* |
| October 2009 | $3.20 | $3.83 | (220,000) | (220,000) |
| November 2009 | $2.20 | $3.40 | 1,874,000 | 1,874,000 |
| January to September 2010 | $2.20 | $3.46 | 11,409,000 | 11,409,000 |
| April 2010 | $2.10 | $2.79 | 220,000 | 220,000 |

The Company will receive/pay the counterparty the difference between the monthly average cash settlement price of copper on the London Metals Exchange and the copper price specified in the put/call option contract.

## 9.  (RECOVERY OF) INCOME AND MINING TAXES

| | Six Months Ended June 30 | |
| | 2009 | 2008 |
|---|---|---|
| Current income and mining taxes | $17,433 | $6,420 |
| Future income and mining taxes | (21,352) | 10,074 |
| | $(3,919) | $16,494 |

The current income and mining tax expense for the six months ended June 30, 2009 of $17,433 (June 30, 2008- $6,420) is primarily due to a significant portion of the Company's taxable income from Mount Polley being generated in a partnership with a tax yearend that is not aligned with the tax yearend of the Company. As a result, the taxable income in the partnership is deferred into the subsequent calendar year and cash income taxes are recorded in the period the income becomes taxable for income tax purposes. Accordingly, current and deferred income and mining taxes have been accounted for based on this corporate structure. Included in current income and mining expense for the six months ended June 30, 2009 is $12,881 of current income taxes originating from Mount Polley taxable income in 2008 that was deferred to 2009.

**Discover  Develop  Operate**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2009 and 2008
(Unaudited – Prepared by Management)
*(expressed in thousands of dollars, except share amounts)*

## 10. NET CHANGE IN NON CASH OPERATING WORKING CAPITAL BALANCES

|  | Six Months Ended June 30 | |
| --- | ---: | ---: |
|  | 2009 | 2008 |
| The net change in non cash operating working capital balances consists of: | | |
| Accounts receivable | $(23,740) | $(38,004) |
| Taxes receivable | 4,772 | - |
| Inventory | (9,042) | 3,463 |
| Derivative instrument assets and margin call deposits | 3,616 | 4,217 |
| Accounts payable and accrued liabilities | (525) | (7,612) |
| Concentrate sales repayable | (30,470) | - |
| Taxes payable | 9,319 | (2,160) |
| Derivative instrument liabilities | (1,707) | (4,978) |
|  | $(47,777) | $(45,074) |

## 11. (LOSS) INCOME PER SHARE

The following table sets out the computation of basic and diluted net (loss) income, net of tax per common share:

|  | Three Months Ended June 30 | | Six Months Ended June 30 | |
| --- | ---: | ---: | ---: | ---: |
|  | 2009 | 2008 | 2009 | 2008 |
| Numerator: | | | | |
| Net (loss) income | $(6,562) | $44,236 | $(13,900) | $45,901 |
| Denominator: | | | | |
| Basic weighted-average number of common shares outstanding | 32,128,985 | 32,680,823 | 32,128,985 | 32,685,033 |
| Effect of dilutive securities: | | | | |
| Stock options | - | 305,129 | - | 361,789 |
| Warrants | - | - | - | - |
| Diluted potential common shares | - | 305,129 | - | 361,789 |
| Diluted weighted-average number of common shares outstanding | 32,128,985 | 32,985,952 | 32,128,985 | 33,046,822 |
| Basic net (loss) income per common share | $(0.20) | $1.35 | $(0.43) | $1.40 |
| Diluted net (loss) income per common share | $(0.20) | $1.34 | $(0.43) | $1.39 |

Excluded from the calculation of diluted net (loss) income per common share for the six months ended June 30, 2009 were 1,966,667 shares (June 30, 2008 – 175,000 shares) related to stock options, 1,616,185 shares (June 30, 2008 – 1,616,185 shares) related to the convertible debentures and 600,000 shares (June 30, 2008 – 600,000) related to the warrants because their effect was anti-dilutive.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2009 and 2008
(Unaudited – Prepared by Management)
*(expressed in thousands of dollars, except share amounts)*

## 12. RELATED PARTY TRANSACTIONS

Related party transactions and balances with a company controlled by a significant shareholder and directors are as follows:

|  | June 30 2009 | December 31 2008 |
|---|---|---|
| Convertible debentures (at face value) | $9,750 | $9,750 |
| Short term debt (Notes 5(a) and (b)) | $3,000 | $ - |

|  | Six Months Ended June 30 | |
|---|---|---|
|  | 2009 | 2008 |
| Interest expense on long term debt | $290 | $292 |
| Other interest expense | $15 | $487 |
| Financing costs | $ - | $187 |
| Warrants issued for financing costs (Note 7(d)) | $ - | $765 |

## 13. SEGMENTED INFORMATION

|  | Three Months Ended June 30 | | Six Months Ended June 30 | |
|---|---|---|---|---|
|  | 2009 | 2008 | 2009 | 2008 |
| Revenue by geographic area |  |  |  |  |
| Japan | $34,802 | $81,086 | $52,727 | $121,642 |
| United States | 2,033 | (1,846) | 18,576 | 9,825 |
| Europe | 11,990 | 45,114 | 12,193 | 49,177 |
| Canada | 72 | 557 | 299 | 864 |
|  | $48,897 | $124,911 | $83,795 | $181,508 |

In the six months ended June 30, 2009, the Company had three principal customers (June 30, 2008 - four principal customers) with each customer accounting for 36%, 21% and 21% of revenues (June 30, 2008 – 33%, 26%, 13% and 13% of revenues).

**Discover  Develop  Operate**



NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2009 and 2008
(Unaudited – Prepared by Management)
*(expressed in thousands of dollars, except share amounts)*

## 14. CONTINGENT LIABILITIES

The Company is from time to time involved in various claims and legal proceedings arising in the conduct of its business. In the opinion of management, these matters will not have a material effect on the Company's consolidated financial position or results of operations.

In 2007 the Company acquired bcMetals Corporation ("bcMetals") which is a party to a number of legal actions and contingent liabilities pertaining to the Red Chris project. The status of the principal actions is as follows:

(a)  Screening Level Review of Red Chris Project under the Canadian Environmental Assessment Act ("CEAA")

In December 2008 the Supreme Court of Canada issued a decision granting the application of MiningWatch Canada for leave to appeal from the decision of the Federal Court of Appeal issued June 13, 2008. The Federal Court of Appeal decision confirmed the Federal Environmental Assessment of the Red Chris project was valid and in full compliance with the *Canadian Environmental Assessment Act*. The granting of leave to appeal to the Supreme Court of Canada does not overturn the decision of the Federal Court of Appeal. It is a procedural step only which authorizes MiningWatch to bring an appeal to the Supreme Court of Canada. The appeal process, including the filing of written submissions by all parties, scheduling of a hearing and a decision, is expected to be concluded at year end.

(b)  American Bullion Minerals Ltd. ("ABML")

In 2006 two minority shareholders of ABML ("Petitioners") commenced action against the bcMetals (now Red Chris Development Company Ltd.) seeking a declaration that the affairs of ABML had been conducted in a manner oppressive to its minority shareholders and asking that bcMetals purchase the shares of the minority shareholders of ABML. The events complained of predate the acquisition of bcMetals by the Company. The Petitioners are also seeking to certify their action as a class action proceeding. The Company has expressed an interest in purchasing the shares of the minority shareholders of ABML subject to such regulatory approvals that will be required given that ABML, a reporting issuer, has been cease traded since 2001 and is delisted.

## 15. SUBSEQUENT EVENT

Subsequent to June 30, 2009 the Company and Selkirk Metals Corp. announced that they have agreed to combine by way of a Plan of Arrangement, subject to shareholder and regulatory approval.

Under the terms of the agreement, each shareholder of Selkirk will receive, at the option of the holder, either $0.12 cash for each Selkirk share held or one common share of the Company for every 30 shares of Selkirk held, provided however that the Company shall not be required to issue more than 2.2 million shares pursuant to the exercise of the share option. In the event that Selkirk shareholders elections would result in the issuance of more than 2.2 million shares of the Company, then the shares of the Company will be allocated on a pro-rata basis, with the balance being paid in cash.



## CORPORATE INFORMATION

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, BC V6C 3B6

Telephone 604.669.8959
Investor Relations: 604.488.2657

info@imperialmetals.com
www.imperialmetals.com

**Auditors**
Deloitte & Touche LLP
Vancouver, BC

**Bankers**
Bank of Nova Scotia
Calgary, AB

Royal Bank of Canada
Vancouver, BC

**Legal Counsel**
Fasken Martineau DuMoulin LLP
Vancouver, BC

**Transfer Agent**
Computershare Investor Services Inc.
100 University Ave.
9th Floor, North Tower
Toronto, ON M5J 2Y1
Toll Free 800.564.6253
service@computershare.com
www.computershare.com

Shareholder inquiries with respect
to change of address, registration,
transfer and lost share certificates
should be directed to Computershare.

## DIRECTORS

Pierre Lebel, Chairman 1/2/3
Brian Kynoch 3
Larry Moeller 1/2/3
Ed Yurkowski 1/2

1 Audit Committee
2 Compensation Committee
3 Corporate Governance & Nominating Committee

## MANAGEMENT

Brian Kynoch
President

Andre Deepwell
Chief Financial Officer
& Corporate Secretary

Don Parsons
Vice President Operations

Patrick McAndless
Vice President Exploration

Kelly Findlay
Treasurer

# TSX:III

**Discover  Develop  Operate**